UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Orthovita, Inc.

(Name of Subject Company)

Orthovita, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

CUSIP 68750U102

(CUSIP Number of Class of Securities)

Christine J. Arasin, Esquire

Vice President and General Counsel

Orthovita, Inc.

77 Great Valley Parkway

Malvern, PA 19355

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Schedule 14D-9 relates solely to the preliminary communications, listed below, which were made before the commencement of a tender offer:

1. Press release, dated May 16, 2011, issued by Orthovita, Inc. announcing its agreement to be acquired by Stryker Corporation.

2. Email communication sent to employees of Orthovita, Inc. on May 16, 2011.

These communications follow this page in the order set forth above.

Press Release

Orthovita, Inc.

77 Great Valley Parkway

Malvern, PA 19355

USA

Orthovita, Inc. Agrees To Be Acquired by

Stryker Corporation for $3.85 Per Share in Cash

Stryker will commence all-cash tender offer shortly

Tender Offer expected to be completed in the second quarter of 2011

For Immediate Release

Monday, May 16, 2011

Contact:	Nancy C. Broadbent
Senior Vice President
and Chief Financial Officer
610-640-1775 or 800-676-8482

Malvern, PA – May 16, 2011 – Orthovita, Inc. (Nasdaq: VITA) today announced that it has entered into a merger agreement under which Stryker Corporation (NYSE: SYK) has agreed to acquire all of the common stock of Orthovita for $3.85 per share in cash which represents a total value of approximately $316 million.

William E. Tidmore, Chairman of the Board, said, “The Board of Directors unanimously concluded that this transaction is in the best interests of Orthovita and its shareholders. We believe this is a very positive outcome for our shareholders and maximizes the value of Orthovita’s orthobiologic and biosurgery platforms.”

“This transaction is a great event for our shareholders, customers and employees,” said Antony Koblish, President and Chief Executive Officer. Mr. Koblish added, “This transaction delivers significant value to our shareholders and allows us to combine our portfolio of orthobiologic and biosurgery products as well as our novel and unique proprietary biomaterials pipeline with Stryker’s industry-leading sales and marketing teams. We look forward confidently to an exciting future with a great partner.”

Under the terms of the merger agreement, Stryker will commence an all-cash tender offer to acquire all of the outstanding common stock of Orthovita for $3.85 per share within 10 business days. The tender offer is expected to be completed in the second quarter of 2011. The tender offer is subject to customary closing conditions, including the tender of a majority of the outstanding shares of Orthovita common stock on a fully diluted basis, and the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period. Following the tender offer, Stryker will acquire the remaining outstanding shares of Orthovita common stock through a second step merger.

Orthovita’s board of directors has approved the tender offer and resolved to recommend that Orthovita shareholders tender their shares to Stryker in the tender offer. In addition, shareholder Essex Woodlands

Health Ventures Fund VII, L.P., whose representative R. Scott Barry is a member of Orthovita’s Board of Directors, as well as Messrs. Tidmore and Koblish and all of Orthovita’s other directors and executive officers, who collectively own approximately 14.5% of the fully diluted common stock of Orthovita, have committed to tender their shares in the tender offer.

J.P. Morgan Securities, LLC acted as exclusive financial advisor to Orthovita in connection with the transaction.

Important Additional Information Will Be Filed with the SEC

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Orthovita, Inc. (the “Company”).

The tender offer described in this document has not yet commenced. At the time the tender offer is commenced, Stryker Corporation (“Parent”) will file with the U.S. Securities and Exchange Commission (the “SEC”) and mail to the Company’s shareholders a Tender Offer Statement on Schedule TO, and the Company will file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about Parent, the Company, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Parent and the Company through the website maintained by the SEC at www.sec.gov once such documents are filed with the SEC. A copy of the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (once it becomes available) may be obtained free of charge from Orthovita’s website at www.orthovita.com, or by directing a request to Orthovita at 77 Great Valley Parkway, Malvern, PA 19355, Attn: Nancy C. Broadbent. In addition, a copy of the Tender Offer Statement, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge from Stryker’s website at www.stryker.com or by directing a request to Stryker at 2825 Airview Boulevard, Kalamazoo, MI 49002, Attn: Investor Relations.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between Parent and the Company, the expected timetable for completing the transaction, the potential benefits of the transaction, and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many shareholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, and other business partners; and other risks and the other factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

About Orthovita, Inc.

Orthovita, Inc. is a specialty spine and orthopedic company with a portfolio of orthobiologic and biosurgery products. Our products are based on novel and unique proprietary biomaterials that have innovative mechanisms of action in the body. Our orthobiologic platform offers products for the fusion, regeneration and fixation of human bone. Our biosurgery platform offers products for controlling intra-operative bleeding, also known as hemostasis. Our current fusion and regeneration products are based on our proprietary Vitoss™ Bone Graft Substitute technology and address the non-structural bone graft market with synthetic, bioactive alternatives to patient- and cadaver-derived bone tissue. Cortoss™ Bone Augmentation Material, an injectable, polymer composite that mimics the mechanical properties of weight-bearing human cortical bone, provides the basis for our fixation portfolio. Our hemostasis portfolio includes Vitagel™ Surgical Hemostat, a proprietary, collagen-based matrix that controls bleeding and facilitates healing, and Vitasure™ Absorbable Hemostat, a plant-based product that can be deployed quickly throughout surgery. For more information about Orthovita, please visit www.orthovita.com.

About Stryker Corporation

Stryker Corporation is one of the world’s leading medical technology companies and is dedicated to helping healthcare professionals perform their jobs more efficiently while enhancing patient care. Stryker offers a diverse array of innovative medical technologies, including reconstructive, medical and surgical, and neurotechnology and spine products to help people lead more active and more satisfying lives. For more information about Stryker, please visit www.stryker.com.

CONFIDENTIAL – NOT FOR EXTERNAL DISTRIBUTION

Dear Fellow Employees:

Today we are announcing that we have entered into an agreement to be acquired by Stryker, a global developer and manufacturer of a broad range of medical products. Stryker is a Fortune 500 company achieving over $7.3 billion in sales last year. It employs over 20,000 people, maintains over two dozen manufacturing and R&D locations around the world and markets its products in over 89 countries. As a result of this transaction, Orthovita will be integrated into Stryker’s newly formed Orthobiologics business unit headed by Eric Teutsch, Vice President, Orthobiologics, which is part of the Orthopaedics Group. Eric is a 25-year veteran of Stryker, with roles in sales, marketing, and general management. He has helped build many of Stryker’s businesses including powered surgical instruments and accessories, craniomaxillofacial (CMF) and, most recently, the Joint Preservation business.

Orthovita competes in the $5 billion orthobiologics market and is the global leader in the synthetic bone graft segment with the Vitoss™ product family. We also compete in the vertebral augmentation market with Cortoss™ and are an increasingly successful player in the biosurgery arena with Vitagel™a hemostasis product designed to control intra-operative and post-operative bleeding while facilitating healing. Orthovita’s combined product portfolio achieved record sales of $95 million in 2010.

Stryker’s market strategy is to expand into new growth platforms and over the past 18 months they have made a series of strategic acquisitions including the recent purchase of Ascent, the market leader for reprocessed single-use medical devices. Stryker has also expanded their presence in the neuro market through both the Neurovascular and Sonopet acquisitions and continue to build on their core markets through the purchase of Gaymar Industries and MEDPOR, which strengthen their Medical and CMF portfolios.

By becoming part of Stryker, we have the opportunity to leverage the greater resources and global reach of one of the premier Spine, Orthopaedics, Trauma & Extremities, Surgical, and Interventional Spine businesses to significantly expand our marketing and sales presence in the orthobiologics market; one of the fastest growing, most innovative segments in healthcare today. As a result, we can better leverage our best in class technology and products and ensure significantly greater adoption on a global basis as part of one of the world’s most admired, fastest growing medical technology companies.

Our integration into Stryker, endorsed by your management team as well as Orthovita’s Board of Directors, is in the best interest of shareholders, employees, and the patients we serve. It will improve our access to markets, leverage the incredible infrastructure and resources of Stryker, and allow us to more effectively compete in the markets we serve. The synergies created by this integration will unlock the significant potential of Orthovita’s products, which are more challenging to achieve within a smaller company with fewer resources. These synergies and the growth potential of our product lines were key determinants in Stryker’s decision to approach Orthovita.

The acquisition of Orthovita is highly complementary to Stryker’s existing orthobiologics business, and will position the combined companies to build upon Orthovita’s success while driving sales growth for the global franchises. The Stryker Orthobiologics business unit manages the HydroSet, TissueMend, and allograft tissue products. It has achieved approximately 1% market share in this growing market and together with Orthovita, will create new opportunities for the Orthobiologics business to bring together the many diverse initiatives and products at Stryker, while delivering a steady stream of innovative products to customers.

Additional information about the Orthobiologics business and the Orthovita integration into Stryker will be made available after the acquisition closes. The press release issued by Stryker is attached to this communication for your information and additional details will be provided by Orthovita management shortly. If you have questions in the meantime about this acquisition, please contact your management team member or human resources.

We hope that you share our excitement about today’s announcement. We are looking forward to the opportunity to continue to be there for patients and physicians through this new and innovative business.

Sincerely,

Antony Koblish

CEO, Orthovita

Please note that the information in this email is confidential and for internal use only. If you have any questions about this message or receive inquiries from the media or any other parties regarding this matter, please contact Human Resources. In addition, if you are a team leader or office administrator, please print and post this information for employees who do not have computers.

Important Information About the Tender Offer

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Orthovita, Inc. (the “Company”).

The tender offer described in this communication has not yet commenced. At the time the tender offer is commenced, Stryker Corporation (“Parent”) will file with the U.S. Securities and Exchange Commission (the “SEC”) and mail to the Company’s shareholders a Tender Offer Statement on Schedule TO and the Company will file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about Parent, the Company, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Parent and the Company through the website maintained by the SEC at www.sec.gov once such documents are filed with the SEC. A copy of the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (once it becomes available) may be obtained free of charge from Orthovita’s website at www.orthovita.com or by directing a request to Orthovita at 77 Great Valley Parkway, Malvern, PA 19355, Attn: Nancy C. Broadbent. In addition, a copy of the Tender Offer Statement, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge from Stryker’s website at www.stryker.com or by directing a request to Stryker at 2825 Airview Boulevard, Kalamazoo, MI 49002, Attn: Investor Relations.